May 24, 2006

United States Securities and Exchange Commission
Office of Small Business Operations
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Attention:       H. Jeffrey P. Riedler, Assistant Director

            Re:     Lodge Bay Oil & Gas Corp.
                      Registration Statement on Form SB-2

Dear Mr. Riedler:

We have received and read your letter dated May 3, 2006, regarding the Registration Statement on Form SB-2 filed by Lodge Bay Oil & Gas Corp., a Nevada corporation.  The purpose of this letter is to respond, in writing, to the comments specified in that letter.  Please note, the responses in this letter are numbered in such a manner as to correspond to the comments in that letter.  Accordingly, please be informed as follows.

  We have changed the disclosure to make it clear that the Company currently has only one director and officer, that being Mr. Barry Swanson.  Officers and directors was left plural only where referencing general guidelines that would apply to the Board going forward.

  The disclosure has been amended to clarify the meaning of “14 of 9-38-9-W5M” where it is first used.

  The disclosure has been amended to clarify the meaning of “cased” where it is first used.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
May 16, 2006

  These risk factors have been divided into three separate risk factors, as requested.  The two new risk factors are entitled “Actual Production, Revenues and Expenditures with Respect to the Company's Reserves will Likely Vary from Estimates, Which, if the Company Does Ever Establish Oil and/or Gas Reserves, May Make Discovered Resources Commercially Unviable”, and “The Company's Future Oil and Natural Gas Production is Highly Dependent Upon its Level of Success in Finding or Acquiring Reserves, and, to Date, no Oil and/or Nature Gas Reserves Have Been Discovered by the Company” respectively.

  Disclosure in relation to the meaning of “three dimensional seismic programs” has been added under “Description of Business” within the subheading – “Strachan Prospect”.

  Disclosure in relation to the meaning of the meaning of “spacing unit” has been added under “Description of Business” within the subheading – “Strachan Prospect”.

  The disclosure has been amended to expand on the Odin Capital Agreement and describe the term and termination provisions.

  The disclosure has been amended to clarify the operation of the formula for payout.

  The complete Odin Capital Agreement, with Schedules A, B, C and D, has been filed with this amendment.

  The disclosure has been amended to more fully describe the space sharing arrangement with Mr. Swanson.

  The signature page has been so amended.

  The financial statements have been so amended.

United States Securities and Exchange Commission
H. Jeffrey P. Riedler
May 16, 2006

Hopefully, the information specified in this letter is completely responsive to the comments specified in your letter dated May 3, 2006.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Lodge Bay Oil & Gas Corp.

/s/ Barry Swanson

Barry Swanson, President and Director